SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to Oficio CVM/SEP/GEA-1/Nº 032/2015, transcribed below, we hereby informe our shareholders and the market in general that Eletrobras, until this date, was not informed by the independent auditors KPMG ("KPMG") about any fact regard the subject fraud and corruption that may have effect or result in delays of the filing and disclosure of its financial statements for the year ended December 31, 2014, as well as the Company, through its internal controls and compliance program, did not identify the existence of any episode of fraud and corruption in its projects.

KPMG has been performing normally in the Company's accounting audit procedures in accordance with Brazilian and international auditing standards, including those set out in NBC TA 240 approved by the Brazilian Federal Accounting Council. For this reason Eletrobras clarifies that the information disclosed by the magazine Veja does not correspond to the reality of the work being done at this time, to completion of the Financial Statements for the year 2014, whose date for disclosure to the market remains scheduled for March 27, 2015.

The Company is available, through its investor relations area, to provide any clarification regarding this announcement.

OFÍCIO/CVM/SEP/GEA-1/N.º 032/2015

Subject:          Clarification request

                Dear CFO,

We refer to the article published on 02.08.2015 in the magazine VEJA, entitled "Corruption Balance", whose contents are transcribed below:

After the PwC had refused to sign the Petrobras financial statements without the provisions related to corruption measures in the Brazilian State Company, now it’s KMPG time. The audit company requires that Eletrobras and others electric energy state companies make the provisions in its financial statements regarding the corruption.

About that, we request clarification about the veracity of these claims and, if confirmed, clarify the reasons why the company understood not to disclosure Relevant Fact according to CVM Instruction No. 358/2002.

Furthermore, considering the truth on the news, we request the Company manifestation of internal measures adopted, or to be adopted on the subject.

This clarification shall be sent through the IPE System, at the Market Announcement category, type Clarifications Consultations CVM / BOVESPA, Disclosed News on Media, which shall include the transcription of this letter.

Rio de Janeiro, February 10, 2015.

Armando Casado de Araújo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.